UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2024

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.

    Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Allotment of New Shares and Total Voting Rights dated 31 January 2024

Press Release

31 January 2024

Argo Blockchain plc

("Argo" or "the Company")

Allotment of New Shares
Share Capital and Total Voting Rights

Argo Blockchain plc, a global leader in cryptocurrency mining (LSE: ARB; NASDAQ: ARBK), announces that it has issued 154,475 new ordinary shares of £0.001 each in the capital of the Company ("Ordinary Shares") pursuant to the terms of previously granted Restricted Share Units under the 2022 Equity Incentive Plan approved by shareholders at the Company's 2022 Annual General Meeting.

The new Ordinary Shares rank pari passu with the existing Ordinary Shares in issue, and application has been made for the shares to be admitted to the Official List and to trading on the Main Market of the London Stock Exchange PLC.

Share Capital and Total Voting Rights

The Company also announces, in compliance with its obligations under Rules 5.6.1R and 5.6.2G of the Disclosure Guidance and Transparency Rules, that as at 31 January 2024, the Company's share capital consisted of 577,155,838 ordinary shares of £0.001 each (Ordinary Shares). All of the Ordinary Shares have equal voting rights and there are no shares held in Treasury.

The above figure may be used by shareholders as the denominator for the calculations by which they can determine whether they are required to notify their interest in, or a change of their interest in, the Company under the FCA Disclosure Guidance and Transparency Rules.

For further information please contact:

Argo Blockchain
Investor Relations	ir@argoblockchain.com
Tennyson Securities
Corporate Broker Peter Krens	+44 207 186 9030
Fortified Securities
Joint Broker Guy Wheatley, CFA	+44 7493 989014 guy.wheatley@fortifiedsecurities.com
Tancredi Intelligent Communication UK & Europe Media Relations	argoblock@tancredigroup.com

About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With mining facilities in Quebec, mining operations in Texas, and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. For more information, visit www.argoblockchain.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 January, 2024	ARGO BLOCKCHAIN PLC By: /s/ Jim MacCallum Name: Jim MacCallum Title: Chief Financial Officer